SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Primus Telecommunications Group, Incorporated
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

741929301
(CUSIP Number)

June 17, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929301	13G/A	Page 2 of 11

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Phaeton International (BVI) Ltd. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 330,900 shares of Common Stock Warrants to purchase 76,761 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 330,900 shares of Common Stock Warrants to purchase 76,761 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,900 shares of Common Stock Warrants to purchase 76,761 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.09%
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 741929301	13G/A	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phoenix Partners, L.P. 13-6272912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 516,600 shares of Common Stock Warrants to purchase 127,962 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 516,600 shares of Common Stock Warrants to purchase 127,962 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,600 shares of Common Stock Warrants to purchase 127,962 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.47%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 741929301	13G/A	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phoenix Partners II, L.P. 84-1631449
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,500 shares of Common Stock Warrants to purchase 15,150 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,500 shares of Common Stock Warrants to purchase 15,150 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,500 shares of Common Stock Warrants to purchase 15,150 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.68%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 741929301	13G/A	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgens, Waterfall, Vintiadis & Company, Inc. 13-2674766
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.24%
12	TYPE OF REPORTING PERSON** IA

CUSIP No. 741929301	13G/A	Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edwin H. Morgens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 shares of Common Stock Warrants to purchase 219,873 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.24%
12	TYPE OF REPORTING PERSON** IN

CUSIP No. 741929301	13G/A	Page 7 of 11

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Primus Telecommunications Group, Incorporated (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

7901 Jones Branch Drive, Suite 900, McLean, VA, 22102.

Item 2 (a).	NAME OF PERSON FILING:

This Schedule 13G/A is filed jointly by (a) Phaeton International (BVI) Ltd. ("Phaeton"), (b) Phoenix Partners, L.P. ("Phoenix"), (c) Phoenix Partners II, L.P. ("Phoenix II"), (d) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall") and (e) Edwin H. Morgens ("Morgens" and together with the persons listed in (a) through (d), the "Reporting Persons").

Phaeton, Phoenix and Phoenix II are hereinafter sometimes collectively referred to as the "Advisory Clients".

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Reporting Persons is 600 Fifth Avenue, 27th Floor, New York NY 10020.

Item 2(c).	CITIZENSHIP:

Phoenix is a limited partnership organized under the laws of the State of New York.  Phoenix II is a limited partnership organized under the laws of the State of Delaware.  Phaeton is an exempted company organized in British Virgin Islands.  Morgens Waterfall is a corporation organized under the laws of the State of New York. Morgens is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value.

CUSIP No. 741929301	13G/A	Page 8 of 11

Item 2(e).	CUSIP NUMBER:

741929301.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

Item 4.	OWNERSHIP.

The percentages used to calculate beneficial ownership are based upon the (i) 9,743,157 shares of Common Stock that were outstanding as of April 30, 2010 as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2010, filed on May 17, 2010 and (ii) 219,873 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise within 60 days of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise herein within 60 days.

CUSIP No. 741929301	13G/A	Page 9 of 11

A.	Phaeton International (BVI) Ltd
	(a)	Amount beneficially owned: 330,900 shares of Common Stock; warrants to purchase 76,761 shares of Common Stock
	(b)	Percent of class: 4.09%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 330,900 shares of Common Stock; warrants to purchase 76,761 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 330,900 shares of Common Stock; warrants to purchase 76,761 shares of Common Stock

B.	Phoenix Partners, L.P.
	(a)	Amount beneficially owned: 516,600 shares of Common Stock; warrants to purchase 127,962 shares of Common Stock
	(b)	Percent of class: 6.47%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 516,600 shares of Common Stock; warrants to purchase 127,962 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: : -0-
		(iv)	Shared power to dispose or direct the disposition: 516,600 shares of Common Stock; warrants to purchase 127,962 shares of Common Stock

C.	Phoenix Partners II, L.P.
	(a)	Amount beneficially owned: 52,500 shares of Common Stock; warrants to purchase to 15,150 shares of Common Stock
	(b)	Percent of class: 0.68%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 52,500 shares of Common Stock; warrants to purchase to 15,150 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: : -0-
		(iv)	Shared power to dispose or direct the disposition: 52,500 shares of Common Stock; warrants to purchase to 15,150 shares of Common Stock

D.	Morgens, Waterfall, Vintiadis & Co., Inc.
	(a)	Amount beneficially owned: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock
	(b)	Percent of class: 11.24%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: : -0-
		(iv)	Shared power to dispose or direct the disposition: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock

CUSIP No. 741929301	13G/A	Page 10 of 11

E.	Edwin H. Morgens
	(a)	Amount beneficially owned: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock
	(b)	Percent of class: 11.24%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: : -0-
		(iv)	Shared power to dispose or direct the disposition: 900,000 shares of Common Stock; warrants to purchase 219,873 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Morgens Waterfall is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Morgens Waterfall is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Advisory Clients. In such capacity, Morgens Waterfall has the power to make decisions regarding the dispositions of the proceeds from the sale of the foregoing shares of Common Stock. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principal (Mr. Morgens) may be considered "beneficial owners" of securities acquired by the Advisory Clients. Each such Advisory Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 741929301	13G/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 21, 2010

/s/ Edwin H. Morgens
Edwin H. Morgens,
as attorney-in-fact for
the Reporting Persons